Exhibit 12

155 East Tropicana, LLC

Computation of Ratio of Earnings to Fixed Charges

Year ended December 31	2009

Earnings:
Income from operations before taxes on income	$(18,845,259)
Fixed charges added to earnings	13,660,428
Amortization of capitalized interest	22,373
Total earnings	$(5,162,458)

Fixed Charges:
Interest expense	$13,660,428
Total fixed charges	$13,660,428

Ratio of earnings to fixed charges	(0.4)